Exhibit 99.1

PRESS RELEASE

Not for distribution in the United States, Canada, Japan, Australia, South Africa, or Italy.

This press release does not constitute an offer to purchase any securities

ERYTECH and PHERECYDES

Announce Proposed Combination Intending to Create Global Leader in Extended Phage Therapies

Conference call and webcast in English on February 16, 2023 at 8:30am EST / 02:30pm CET and in French on the same day at 12pm EST / 6pm CET

•

Strategic combination would build on complementary expertise and capabilities of both companies to accelerate development of extended phage therapies for antimicrobial resistance (AMR), in particular via the phase II PhagoDAIR study conducted by PHERECYDES, as well as other anti-infective fields and therapeutic areas with high unmet medical needs

•

Combined company cash runway would extend into Q3 2024, with a consolidated cash position of approximately €41 million as of December 31, 2022, and would enable funding of existing and novel programs through multiple clinical milestones

•

Transaction would complete the strategic review process announced by ERYTECH on several occasions since November 2021 and pave the way for the expansion of PHERECYDES development programs in AMR and beyond

•	Transaction expected to close at the end of the second quarter of 2023

•	Transaction supported by key shareholders of each of Pherecydes and Erytech will result in former PHERECYDES shareholders holding approximately 49% of the combined entity

Lyon and Nantes (France), February 15, 2023 – 10:05pm CET / 4:05pm EST – ERYTECH Pharma (“ERYTECH”; Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, and PHERECYDES Pharma (“PHERECYDES”; Euronext Growth: ALPHE), a biotechnology company specializing in precision phage therapy to treat resistant and/or complicated bacterial infections, today announced their proposed strategic combination intended to create a global player in extended phage therapy and accelerate the development of a portfolio of drug candidates targeting pathogenic bacteria and potential other indications of high unmet medical needs

The proposed transaction seeks to leverage ERYTECH’s financial resources and teams to both accelerate and expand PHERECYDES’ existing phage development programs, to reinforce efforts to advance novel phage candidates, and to potentially broaden scope to new therapeutic modalities building on the advanced technology platforms and capabilities of both companies. Specifically, the intended focus of the combined company in 2023 and 2024 would be to:

•

Expand the ongoing PhagoDAIR Phase 2 trial in patients with knee or hip prosthetic joint infections (PJI) due to Staphylococcus aureus (S. aureus), by opening new investigation centers in Europe, with results anticipated in 1Q 2024;

1/6

•

Expand the breadth of PHERECYDES’ clinical phage therapy portfolio with two additional company sponsored Phase 2 trials, one in patients with endocarditis due to S. aureus, expected to initiate in mid 2023 and the second one in patients with complex urinary tract infections due to E. coli, expected to initiate in Q1 2024. The company expects to open investigation centers in the United States for both studies;

•	Build a research & development strategy leveraging ERYTECH’s platforms and expertise,

including drug-delivery with red blood cells (ERYCAPS) or red blood cell-derived vesicles (ERYCEV), formulation expertise and oncology experience to support phage and endolysins therapeutic approaches in anti-infectives fields like AMR and beyond (such as in food, cosmetics and animal health fields), or the development of novel carriers;

•

Expand PHERECYDES’ research portfolio to add two new complementary pathogens to the three existing (S. aureus, P. aeruginosa, E. Coli), critical in developing a comprehensive target portfolio in the fight against resistant bacterial infections; and

•	Leverage on the ERYTECH’s US implantation to facilitate access to US investors and to clinical and regulatory stakeholders in the perspective of future clinical developments.

ERYTECH and PHERECYDES intend to merge their operations and relocate all teams to ERYTECH’s premises in Lyon, France, where they would benefit from presence in a major European hub for infectious diseases.

“This transaction would represent a successful culmination of our efforts to pursue strategic alternatives and a new direction for ERYTECH. After the setback of our Phase 3 trial in pancreatic cancer, we have been looking to leverage our established company structure and capabilities by adding a clinical stage asset in an area of high unmet need. AMR is a major health challenge and phage therapy is a promising approach to target pathogenic bacteria such as S. aureus, E. coli, and P. aeruginosa which in aggregate are responsible for over 800,000 resistant infections annually in the US and Europe. The team at PHERECYDES has made tremendous strides with its programs to date, and we at ERYTECH believe that our capabilities, expertise and assets could significantly complement and add to these efforts and accelerate the path to value creation. We and our board of directors believe the combination of ERYTECH and PHERECYDES would form a company well positioned to be a global leader in phage therapies and provide a much-needed solution to address the increasingly alarming health context caused by antimicrobial-resistant bacteria. We will also explore the opportunity to combine both companies’ know-how and capabilities to broaden to other therapeutic areas of high unmet need. We are excited to begin this new path.” said Gil Beyen, Chief Executive Officer of ERYTECH.

“Our board of directors fully supports this transaction and is convinced that ERYTECH and PHERECYDES will gather critical expertise and capabilities enabling to boost our research programs, as well as a seasoned and very complementary management team, and an international position providing access to US investors and stakeholders. All these assets will also drive and accelerate PHERECYDES clinical development plan with controlled and randomized international trials to demonstrate clinical evidence of the phage therapy as a real game changer in the anti-infectious area. With my entire Management team we are eager to start working together with our ERYTECH colleagues” said Thibaut du Fayet, Chief Executive Officer of PHERECYDES.

About the proposed transaction

Key transaction terms

The transaction would be structured as a merger by absorption of PHERECYDES into ERYTECH, pursuant to which the shareholders of PHERECYDES would receive newly issued ERYTECH ordinary shares in consideration of the contribution of the assets and liabilities of PHERECYDES (the “Proposed Merger”). Upon completion of the Proposed Merger, all of the assets and liabilities of PHERECYDES will be transferred to ERYTECH and PHERECYDES will be dissolved.

2/6

On February 15, 2023, ERYTECH and PHERECYDES entered into a memorandum of understanding (the “Memorandum of Understanding”) and expect to execute a definitive merger agreement (projet de fusion) to combine the companies in an all-share transaction, subject to the information-consultation process with ERYTECH’s Social and Economic Committee (“CSE”).

Under the terms of the Memorandum of Understanding, PHERECYDES shareholders would receive 15 new ERYTECH shares for every 4 PHERECYDES shares they currently own.

Upon completion of the transaction, PHERECYDES shareholders are expected to hold approximately 49.5% of the share capital and voting rights of ERYTECH1.

The transaction is fully supported by key shareholders of both ERYTECH and PHERECYDES, namely Auriga Partners (acting on behalf of Auriga Ventures III) and Recordati SpA on ERYTECH’s side and Elaia Partners (acting on behalf of Auriga IV Bioseeds), Go Capital (acting on behalf of Ouest Ventures III) and a pool of shareholders represented by Mr. Guy Rigaud on PHERECYDES’ side.

ERYTECH is listed on the Nasdaq Global Select Market in the United States and on the Euronext regulated market in Paris. The transaction will not affect this dual listing.

Anticipated timeline and next steps

The Memorandum of Understanding has been unanimously approved by each of ERYTECH’s and PHERECYDES’ board of directors.

The Memorandum of Understanding provides for customary no-shop provisions by ERYTECH and PHERECYDES and customary interim covenants until completion of the Proposed Merger.

The transaction is not subject to any clearance from regulatory authorities. The Social and Economic Committee of ERYTECH will be informed and consulted on the operation, in compliance with the applicable regulations.

The Social and Economic Committee of ERYTECH will be informed and consulted on the transaction, in accordance with applicable law.

A merger auditor will be appointed by the President of the Lyon Commercial Court to prepare reports on the value of the contributions and the fairness of the exchange ratio under the Proposed Merger, which will not result in the preparation of a prospectus but in the filing of an exemption document with the French stock markets authority (Autorité des Marchés Financiers).

The Extraordinary General Meetings (EGMs) of ERYTECH and PHERECYDES will be called upon to vote on the Proposed Merger, currently expected to be convened at the end of the first half of 2023 (or early second half of 2023). The resolutions to approve the Proposed Merger must obtain, at the level of each company, the positive vote of two thirds of the shareholders present or represented. The EGM of ERYTECH will also be called to approve a new name for the merged company, to mark the start of a new development stage for the combined operations.

[1]

On the basis of the PHERECYDES and ERYTECH share capital diluted only with the respective instruments (mainly BSCPE and free shares) in the money and taking into account the Pherecydes share capital increase referred to in footnote 2 below.

3/6

ERYTECH received commitments from Auriga Partners (acting on behalf of Auriga Ventures III) and Recordati SpA, which together represent approximately 4.67% of the share capital and 8.91% of the voting rights of ERYTECH, to vote in favour of the transaction-related resolutions at ERYTECH’s EGM. Similarly, PHERECYDES received commitments from Elaia Partners (acting on behalf of Auriga IV Bioseeds), Go Capital (acting on behalf of Ouest Ventures III) and a pool of shareholders represented by Mr. Guy Rigaud, which together represent approximately 41.5% of the share capital and voting rights of PHERECYDES, to contribute, after the entry into of the merger agreement but prior to the completion of the Proposed Merger, a portion of their PHERECYDES shares to ERYTECH in consideration of newly issued ERYTECH shares which would represent a maximum of 10% of ERYTECH shares2, under the same exchange ratio as the Proposed Merger, and, subsequently, to vote in favour of the transaction-related resolutions at ERYTECH’s EGM. ERYTECH will implement the share capital increase resulting from the contributions in Kind pursuant to the delegation conferred by its shareholders’ meeting of June 24, 2022 (29th resolution).

It is also expected that Elaia Partners (acting on behalf of Auriga IV Bioseeds), Go Capital (acting on behalf of Ouest Ventures III) and the pool of shareholders represented by Guy Rigaud will subscribe, in the days following the date of the Memorandum of Understanding, €1.5 million at a price per PHERECYDES share that will be the higher of (i) €2.09 (corresponding to the volume-weighted average of PHERECYDES’ share prices over the 30 trading days prior to January 19, 2023, date of signature of the letter of interest between the parties) and (ii) a price equal to the volume-weighted average of the Company’s share price on the Euronext Growth Paris market over the last five (5) trading days preceding the pricing of the issue, less a discount of 24.9% (in accordance with the 5th resolution of the PHERECYDES shareholders’ meeting of December 15, 2022). The planned date for the completion of the capital increase is February 17, 2023. It is specified that Elaia Partners, Go Capital and Mr. Guy Rigaud, directors participating in the capital increase, will not participate in the vote of the PHERECYDES board of directors deciding on the capital increase.

Governance of the combined company

Upon completion of the Proposed Merger, Mr. Jean-Paul Kress, Chairman of ERYTECH, will resign from his mandate as Chairman and Mr. Didier Hoch, Chairman of PHERECYDES, will become Chairman (président du Conseil d’administration) of ERYTECH. It is expected that the board of directors of ERYTECH will be composed of an equal number of directors from the current ERYTECH and PHERECYDES boards. It is further expected to request ERYTECH’s shareholders to remove the casting vote that the Chairman used to hold at the Board of Directors.

Subject to the same, Mr. Thibaut du Fayet, currently CEO of PHERECYDES, will become CEO (directeur général) of ERYTECH, while Mr. Gil BEYEN will become Vice-Chairman (vice-président du Conseil d’administration) of the Board of ERYTECH (and will remain Executive Chairman of Erytech Pharma, Inc.). Mr. Eric Soyer will remain COO (directeur général délégué) and CFO of ERYTECH.

ERYTECH and PHERECYDES will establish a joint Strategic Committee to supervise the performance of the Memorandum of Understanding, in particular the implementation of the Proposed Merger as well as the operational integration. Both companies have decided to change the name of the merged company, which will be disclosed once the merger is completed.

Details of the webconferences

Management from both ERYTECH and PHERECYDES will hold a conference call and webcast on Thursday, February 16, 2023 at 8:30am EST / 2:30 pm CET to discuss the Proposed Merger. Gil Beyen, CEO of ERYTECH and Thibaut du Fayet, CEO of PHERECYDES will deliver a brief presentation, followed by a Q&A session.

The webcast can be followed live online via the link: https://edge.media-server.com/mmc/p/gjemc5ks

[2]	Percentage calculated prior to the share issuance.

4/6

The audio call is accessible via the below registering link: https://register.vevent.com/register/BIb5377a162b414e0eb7ef2a6af5cb4cfa

Once registered, participants will receive a unique access code and the call number details to join the teleconference.

An archive of the webcast will be available on PHERECYDES and ERYTECH’s websites.

A webconference in French with Gil Beyen, CEO of ERYTECH and Thibaut du Fayet, CEO of PHERECYDES and including a Q&A session, will be held on the same day at 6 pm (CET) for French investors.

About ERYTECH

ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging two proprietary platforms, ERYCAPS®, which uses a novel technology to encapsulate drug substances inside red blood cells, and ERYCEVTM, focused on the potential of drug-loaded extracellular vesicles, derived from red blood cells, ERYTECH is developing product candidates for patients with high unmet medical needs.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

About PHERECYDES

Founded in 2006, Pherecydes Pharma is a biotechnology company that develops treatments against resistant bacterial infections, responsible for many serious infections. The Company has developed an innovative approach, precision phage therapy, based on the use of phages, natural bacteria viruses. Pherecydes Pharma is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which alone account for more than two thirds of hospitalacquired resistant infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.

. Headquartered in Nantes, Pherecydes Pharma has a team of around twenty experts from the pharmaceutical industry, biotechnology sector and academic research.

For more information, please visit www.pherecydespharma.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

PHERECYDES Thibaut du Fayet CEO	NewCap Dusan Oresansky / Nicolas Fossiez Investor relations Arthur Rouillé Media relations

investors@pherecydes-pharma.com	+33 1 44 71 94 92/+33 1 44 00 15 pherecydes@newcap.eu

5/6

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the proposed combination of ERYTECH and PHERECYDES, including timing thereof, business and regulatory strategy and anticipated future performance of ERYTECH and PHERECYDES and of the markets in which they operate. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s and PHERECYDES’ respective business and regulatory strategy; the expected cash runway of the combined company; the structure, timing and completion of the Proposed Merger; the continued accessibility to the US market after the closing of the Proposed Merger; expectations regarding the ownership structure of the combined company after the closing of the Proposed Merger; the expected executive officers and directors, including governance structure, of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates and platforms of PHERECYDES, ERYTECH and the combined company; anticipated drug development activities, including clinical trials, and related milestones and timelines, including the expected timing for data and other clinical results; and other statements that are not historical fact. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond PHERECYDES’ and ERYTECH’s control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) the failure to complete the Proposed Merger, including the risk that the conditions to the closing of the Proposed Merger and related transactions are not satisfied and the failure to timely obtain shareholder approval for such transactions, if at all; (ii) the inability to maintain the listing of the combined company’s securities on Nasdaq and the Euronext regulated market; (iii) uncertainties as to the timing of the consummation of the Proposed Merger and the ability of each of PHERECYDES and ERYTECH to consummate the Proposed Merger; (iv) risks related to ERYTECH’s ability to manage its operating expenses and its expenses associated with the Proposed Merger pending closing; (v) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Merger; (vi) the risk that as a result of adjustments to the exchange ratio, PHERECYDES shareholders could own more or less of the combined company than is currently anticipated; (vii) risks related to the market price of ERYTECH’s ordinary shares (including represented by American Depositary Shares) relative to the exchange ratio; (viii) unexpected costs, charges or expenses resulting from the Proposed Merger; (ix) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Merger; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and clinical programs as currently anticipated; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and clinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the Proposed Merger, including with respect to future financial and operating results; (xiv) changes in applicable laws or regulations; (xv) the possibility that PHERECYDES and ERYTECH may be adversely affected by other economic, business and/or competitive factors; and (xvi) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in ERYTECH’s regulatory filings with the French Autorité des Marchés Financiers (AMF), ERYTECH’s Securities and Exchange Commission (SEC) filings and reports, including in ERYTECH’s 2021 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on April 27, 2022 and in ERYTECH’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 and future filings and reports by ERYTECH. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Both PHERECYDES and ERYTECH disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in their expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.

Disclaimer

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release was prepared for informational purpose only. The dissemination of this press release, the offer and its acceptance may be subject to specific regulations or restrictions in certain countries. The offer is not made for persons subject to such restrictions, neither directly nor indirectly, and may not be accepted in any way from a country where the offer would be subject to such restrictions. Consequently, persons in possession of this press release shall inquire about potential applicable local restrictions and comply with them.

Each of ERYTECH and PHERECYDES excludes all liability in the event of any breach of the applicable legal restrictions by any person.

6/6